July 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Request for Acceleration - ImmunoPrecise Antibodies Ltd.

Registration Statement on Form F-3

(SEC File No. 333-273197)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ImmunoPrecise Antibodies Ltd. (the "Company"), respectfully requests that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (File No. 333-273197), and permit said Registration Statement to become effective at 4:00 p.m. (Eastern Time) on July 14, 2023, or as soon thereafter as practicable.

The Company hereby authorizes James Guttman, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Please contact James Guttman of Dorsey & Whitney LLP at (416) 367-7376 with any questions with respect to this request.

Sincerely,

ImmunoPrecise Antibodies Ltd.

/s/ Brad McConn

Brad McConn

Chief Financial Officer